EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Hudson City Bancorp, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-158297, No. 333-114536, No. 333-73090, No. 333-95193 and No. 333-78969) on Form S-8 of Hudson City Bancorp, Inc. of our report dated June 29, 2015, with respect to the statements of net assets available for benefits of the Profit Incentive Bonus Plan of Hudson City Savings Bank as of December 31, 2014 and 2013, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2014, which report appears in the December 31, 2014 annual report on Form 11-K of the Profit Incentive Bonus Plan of Hudson City Savings Bank.

/s/ KPMG LLP

New York, New York

June 29, 2015